United States securities and exchange commission logo





                           November 21, 2022

       Magen McGahee
       Chief Financial Officer
       Galaxy Next Generation, Inc.
       285 Big A Road
       Toccoa, Georgia 30577

                                                        Re: Galaxy Next
Generation, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 16,
2022
                                                            File No. 333-268416

       Dear Magen McGahee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Leslie Marlow